FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: September 20, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice Regarding Change in Temporary Independent Auditor

(Translation)

To All Persons Concerned	September 20, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice Regarding Change in Temporary Independent Auditor

We hereby advise you of a change in the temporary Independent Auditor of the Company as follows:

1. Reason for change of temporary Independent Auditor

As announced in the “Notice Regarding Election of Temporary Independent Auditor” dated July 19, 2006, the Company’s Board of Statutory Auditors elected YAMAGUCHI Audit Corporation as the temporary Independent Auditor effective July 19, 2006. It also elected Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers) as additional temporary Independent Auditor effective September 1, 2006, as announced in the “Notice Regarding Election of Additional Temporary Independent Auditor” dated August 29, 2006, and they have been jointly undertaking the audit of the Company.

YAMAGUCHI Audit Corporation submitted its notice of resignation to the Company on September 19, 2006 and the Company accepted it on the same date. As a result, Misuzu Audit Corporation will be the sole temporary Independent Auditor of the Company.

2. Name and address of resigning temporary Independent Auditor

Name:        YAMAGUCHI Audit Corporation

Address:    Yoyogi-Koen-mae Building, 2-3, Yoyogi-dori, Shunan-shi, Yamaguchi

3. Date of change

September 19, 2006